JOE JOLLY & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED AUGUST 31, 2016

Balance at September 1, 2015	$	-
Activity		-
Balance at August 31, 2016	$	-

See notes to financial statements